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Exhibit 99.(a)(1)(P)

Date:	February 27, 2007
To:	[Eligible Optionee]
From:	equity@adobe.com
Subject:	Fifth Extension of Expiration Time of the Offer to Amend Eligible Options

        As you know, Adobe Systems Incorporated is conducting an offer to amend certain outstanding options, as described in more detail in our Offer to Amend Eligible Options dated January 4, 2007 (the "Offering Memorandum") and the related Election Form (the "Election Form" which, together with the Offering Memorandum, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which you should have already received.

        The Offer was initially scheduled to expire at 11:59 p.m., Pacific Time, on February 1, 2007. On February 1, 2007, we extended the Offer until 11:59 p.m., Pacific Time, on Thursday, February 8, 2007, on February 7, 2007, we extended the Offer until 11:59 p.m., Pacific Time, on Friday, February 9, 2007, on February 9, 2007 we extended the Offer until 11:59 p.m., Pacific Time, on Tuesday, February 20, 2007, and on February 20, 2007 we extended the Offer until 11:59 p.m., Pacific Time, on Tuesday, February 27, 2007. We are hereby extending the Offer until 11:59 p.m., Pacific Time on Friday, March 2, 2007. Accordingly, the new Expiration Time of the Offer (as described in the Offering Memorandum) is 11:59 p.m., Pacific Time, on Friday, March 2, 2007.

        All other terms and conditions of the Offer remain the same.

        The staff of the SEC has selected our Offer documents for review. While the review is pending, we will not complete the Offer. We are striving to respond to the staff's comments as promptly as possible. Although at this time we are extending the Expiration Time of the Offer until March 2, 2007, it is possible that further extensions will be necessary. If we further extend the Expiration Time, we will advise you by a similar notice.

        The extension of the Offer will afford Eligible Optionees additional time in which to evaluate and respond to the Offer. If you have already submitted a properly completed Election Form in accordance with the terms of the Offer and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time. If you wish to amend your Eligible Options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Election Form in accordance with the terms of the Offer, we encourage you to do so as soon as possible and in any event before 11:59 p.m., Pacific Time, on March 2, 2007.

        You should read these Offer documents carefully because they contain important information about the Offer. We have filed these and related Offer documents with the SEC, and you can obtain them for free at the SEC's web site (www.sec.gov).

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  Exhibit 99.(a)(1)(P)